

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2025

David Johnson
Chief Financial Officer
AMERICAN VANGUARD CORP
4695 MacArthur Court
Newport Beach, CA 92660

> **Re: AMERICAN VANGUARD CORP**
> **Form 10-K filed May 29, 2025**
> **File No. 001-13795**

Dear David Johnson:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services